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                     October 7, 2021

       Carl Lukach
       Chief Financial Officer
       Noodles & Company
       520 Zang Street, Suite D
       Broomfield, CO 80021

                                                        Re: Noodles & Company
                                                            Form 10-K for the
Fiscal Year Ended December 29, 2020
                                                            Filed February 26,
2021
                                                            File No. 1-35987

       Dear Mr. Lukach:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services